

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 7, 2020

Cameron McAulay
Chief Financial Officer
Transphorm, Inc.
75 Castilian Drive
Goleta, CA 93117

> **Re: Transphorm, Inc.**
> **Form 8-K**
> **Filed February 14, 2020**
> **File No. 000-55832**

Dear Mr. McAulay:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing